EXHIBIT 2.3

SHARE CANCELLATION AGREEMENT

THIS SHARE CANCELLATION AGREEMENT (this “Agreement”) is made and entered into as of this 31st day of January, 2005 by and between Stone & Graves, as the escrow agent (the “Escrow Agent”), MicroMed Technology, Inc., a Delaware corporation (“MicroMed”) and Pete Smith, Sr. (“Smith” or the “Stockholder”), a principal stockholder and director of Salmon Express Inc., a Nevada corporation (“Salmon”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS

Salmon and MicroMed are parties to an Agreement and Plan of Merger, dated as of January 31, 2005 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit A. In accordance with the Merger Agreement, the Stockholder has agreed to cancel an aggregate of 10,010,800 shares of Salmon common stock held by him (the “Shares”). The cancellation of the Shares shall occur on the Effective Date of the Merger. In consideration for canceling the Shares, the Stockholder will receive aggregate cash consideration of $605,213 from unaffiliated third parties and all assets, and corresponding liabilities, held by Salmon immediately prior to the Effective Date of the Merger. It is the responsibility of the Escrow Agent to return the Shares to Salmon’s transfer agent, i.e., Pacific Stock Transfer Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. ESTABLISHMENT OF ESCROW

The Stockholder has delivered 10,010,800 shares of Salmon common stock (the “Escrowed Shares”) to the Escrow Agent. On the Effective Date of the Merger, the Escrowed Shares, as evidenced by certificate 101, shall be deemed automatically cancelled. The Escrow Agent shall return the Escrowed Shares to Salmon’s transfer agent, i.e., Pacific Stock Transfer Company. Upon cancellation of the Escrowed Shares, the Stockholder will automatically receive all assets and liabilities held by Salmon immediately prior to the Effective Date of the Merger, as well as the sum of $605,213, in accordance with the Purchase and Escrow Agreement dated as of January __, 2005 by and among Peyton, Chandler & Sullivan, Inc. (“PCS”), Rodman & Renshaw, LLC (“Rodman”), Oxford Bioscience Partners (“Oxford”), certain shareholders of Salmon, Smith and the Escrow Agent, attached hereto as Exhibit B. If the Merger Agreement is terminated in accordance with its terms, the Escrowed Shares shall remain in escrow pending the closing of an alternative merger transaction between Salmon and another to-be-identified private company.

2. DUTIES; TERM; EXPIRATION; LIMITS

2.1 Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein (collectively, the “Duties”). In the event that the terms of this Agreement conflict in any way with the provisions of the Merger Agreement, the Merger Agreement shall control.

2.2 Term - General. The term of escrow for the Escrowed Shares shall commence on the date hereof and shall terminate upon the cancellation of the 10,010,800 shares upon either (i) the closing of the Merger by and between Salmon and MicroMed or (ii) in the event the Merger Agreement is terminated in accordance with its terms, upon the closing of a merger transaction by and between Salmon and another to-be-identified private company.

2.3 Effect of Final Delivery. Notwithstanding the expiration of the term of the escrow, this Agreement shall continue in full force and effect until the Escrow Agent has delivered all of the Escrowed Shares pursuant to the terms hereof.

2.4 Non-Exclusivity. Nothing in this Agreement is intended to limit, or shall restrict, the right of MicroMed to (i) make a claim against the Stockholder for monetary damages or any other remedies, including equitable remedies (such as temporary restraining orders, injunctive relief and specific performance), (ii) or to seek indemnification in cash under the Merger Agreement or hereunder for an amount greater than the value of the Escrowed Shares. Any such claim may be in addition to, or in lieu of, filing any claims under the Merger Agreement.

3. DIVIDENDS; VOTING RIGHTS

3.1 Cash Dividends; Voting Rights. The Stockholder shall have no rights to cash or stock divided, with respect to the Escrowed Shares. The Stockholder shall retain the right to vote the Shares when held in Escrow and shall retain such rights until the Shares are cancelled in accordance with the terms hereof. The Stockholder shall take no action to cause the effects of this Agreement not to occur or to affect in any way the provisions of the Merger Agreement.

3.2 Stock Splits; Stock Dividends. In the event of any stock split or other similar transaction with respect to Salmon common stock that becomes effective during the term of this Agreement, the additional shares issued with respect to the Escrowed Shares shall be added to the Escrowed Shares held in escrow shall be similarly cancelled.

4. THE ESCROW AGENT

4.1 Liability. The Stockholder and MicroMed, jointly and severally, shall be liable for and shall reimburse and indemnify Escrow Agent and hold Escrow Agent  harmless from and against any and all claims, losses, liabilities, costs, damages  or expenses (including reasonable attorneys' fees and expenses) (collectively,  "Losses") arising from or in connection with or related to this Agreement or being Escrow Agent hereunder (including but not limited to Losses incurred by Escrow Agent in connection with its successful defense, in whole or in part, of any claim of gross negligence or willful misconduct on its part); provided, however, that nothing contained herein shall require Escrow Agent to be indemnified for Losses caused by its gross negligence or willful misconduct. This paragraph shall survive notwithstanding any termination of this Agreement or the resignation of Escrow Agent.

4.2 Resignation. Escrow Agent shall have the right in its discretion, to withdraw and resign as escrow agent by giving written notice to the Stockholder and MicroMed at least thirty (30) days in advance of the effective date of such resignation. Escrow Agent may be removed and replaced by another escrow agent at any time by written agreement of the Stockholder and MicroMed. Escrow Agent shall  deliver over to the successor escrow agent, the Escrowed Shares, upon such delivery, shall thereafter be released and relieved from any and all further liability and responsibility thereafter accruing hereunder.

5. MISCELLANEOUS

5.1 Transferability. None of the rights and obligations of the Stockholder hereunder shall be transferable.

5.2 Notices. Any notices or other communications required or permitted under this Agreement shall be in writing and shall be sufficiently given if sent by (i) registered or certified mail, postage prepaid, addressed as follows, (ii) facsimile to the facsimile numbers identified below or (iii) overnight courier (such as UPS or FedEx), addressed as follows:

If to MicroMed Technology, Inc.:

MicroMed Technology, Inc.
8965 Interchange Drive
Houston, TX 77054
Attn: Travis Baugh
Fax: (713) 838-9214
With Copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Blvd.
Seventh Floor
Los Angeles, CA 90067
Attn: Thomas J. Poletti, Esq.
Fax: (310) 552-5001

If to the Stockholder:

Karlsson Law Group
Suite 1100-475 Howe Street
Vancouver, British Columbia V6C 2C2
Canada
Attn:  John Karlsson, Esq.
Fax: (604) 801-5939

If to Escrow Agent:

Stone & Graves
2377 Gold Meadow Way, Suite 100
Gold River, CA 95670
Attention: Eric Graves
Facsimile: (916) 631-1592

or such other person or address as shall be furnished in writing by any of the parties and any such notice or communication shall be deemed to have been given as of the date so mailed.

5.3 Construction. The validity, enforcement and construction of this Agreement shall be governed by the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

5.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, assigns and transferees, as the case may be. Escrow Agent shall not be charged with notice or knowledge of any such ancillary document, fact or information not specifically set forth herein. Escrow Agent shall undertake to perform only such duties as are expressly set forth herein and no additional or implied duties or obligations shall be read into this Agreement against the Escrow Agent.

5.5 Severability. If any provision or section of this Agreement is determined to be void or otherwise unenforceable, it shall not affect the validity or enforceability of any other provisions of this Agreement which shall remain enforceable in accordance with their terms.

5.6 Interpretation. The headings and subheadings contained in this Agreement are for reference only and for the benefit of the parties and shall not be considered in the interpretation or construction of this Agreement. This Agreement shall be construed and interpreted without regard to any rule or presumption requiring that it be construed or interpreted against the party causing it to be drafted.

5.7 Execution in Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.8 Amendments. This Agreement may be amended from time to time but only by written agreement signed by all of the parties hereto.

5.9 Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes any and all prior understandings, agreements, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

MicroMed Technology, Inc.

By:	/s/ Travis Baugh

Name: Travis Baugh Title: President

Stone & Graves

By:	/s/ Eric Graves

Name: Eric Graves Title: Partner

Stockholder

By:	/s/ Pete Smith

Name: Pete Smith